August 6, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ada Sarmento
Chris Edwards
Christie Wong
Brian Cascio

Re:	AMPLITUDE HEALTHCARE ACQUISITION CORPORATION
Amendment No. 1 to Registration Statement on Form S-4
Filed July 19, 2021
File No. 333-256875

Ladies and Gentlemen:

This letter is being submitted on behalf of Amplitude Healthcare Acquisition Corporation (the “Company”) in response to the comments of the staff (the “Staff”) of the Office of Life Sciences of the Division of Corporation Finance of the United States Securities and Exchange Commission with respect to the Company’s Amendment No.1 to the Registration Statement on Form S-4, filed on July 19, 2021 (the “First Amended Registration Statement”), as set forth in the Staff’s letter dated August 3, 2021 to Bala Venkataraman, Chief Executive Officer of the Company (this “Comment Letter”). The Company is concurrently filing its Amendment No. 2 to the Registration Statement (the “Second Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of this Comment Letter has been reproduced and italicized herein with the response below the numbered comment. Unless otherwise indicated, the page references in the description of the Staff’s comment refer to the First Amended Registration Statement, and the page references in the response refer to the Second Amended Registration Statement. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Second Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Second Amended Registration Statement. The response provided herein is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

On behalf of the Company, we advise you as follows:

The Board’s Recommendation and Reasons for Approval of the Business Combination, page 118

1.

We note your revisions in response to prior comment 13. Please revise to clarify how the board considered the various conflicts of interests of your sponsor and your officers and directors discussed on page 126 in negotiating and recommending the business combination.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 118 and 121 of the Second Amended Registration Statement in response to the Staff’s comment.

Certain Projected Financial Information, page 121

2.

We note your response to prior comment 14 and have the following additional comments:

● Explain how you determined the market penetration rate and market growth rate considering the projection is over such an extended period of time. Disclose assumptions related to the market growth rate;

● Explain how you determined the price of commercial launch; and

● Disclose details of the assumptions used to determine product cost, general and administrative expenses and sales and marketing expenses.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 122 and 123 of the Second Amended Registration Statement in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements

Accounting for the Business Combination, page 172

3.

We note in your response to prior comment 17 you indicated how 4% conversion would have impacted the Series A-2 preferred stockholders, Series A-1 preferred stockholders and the calculation of pro forma net loss per share, respectively. Please include such information in your pro forma financial statements under Accounting for Business Combination.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 173 of the Second Amended Registration Statement in response to the Staff’s comment.

Our Solution and Product Candidates, page 192

4.	We note your revisions in response to prior comment 20. Please remove the reference to "safely and effectively" in this section.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 192 of the Second Amended Registration Statement in response to the Staff’s comment.

[Signature Page Follows]

If you require additional information, please telephone the undersigned at (212) 295-6834. Thank you for your assistance.

Sincerely,

/s/ Christopher D. Barnstable-Brown
Christopher D. Barnstable-Brown, Esq.

cc:

Bala Venkataraman

Vishal Kapoor

Amplitude Healthcare Acquisition Corporation

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